November 17, 2005

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-0308
Attention:       Mr. Jim Allegretto, Senior Assistant Chief Accountant
                         Division of Corporation Finance

RE:	Progress Energy Inc.
Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
File No. 1-15929

Carolina Power and Light Company
Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
File No. 1-03382

Florida Progress Corporation
Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
File No. 1-08349

Florida Power Corporation
Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
File No. 1-03274

Dear Mr. Allegretto:

        By letter dated November 4, 2005, Progress Energy, Inc., a North Carolina corporation (“Progress Energy” or the “Company”) responded to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced filings contained in the Commission’s letter to Mr. Robert McGehee of Progress Energy, dated October 14, 2005. This letter is provided as follow-up to the Company’s November 4, 2005 letter.

        The Company confirms that each of the Company, Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc., Florida Progress Corporation and Florida Power Corporation d/b/a Progress Energy Florida, Inc. will provide SFAS No. 115 disclosures related to nuclear decommissioning trust investments in their respective future filings.

        The Company understands that this letter concludes the comment letter process. Please direct any further questions or comments you may have regarding this filing to David Fountain at (919) 546-6164.

Sincerely, /s/Jeffrey M. Stone Jeffrey M. Stone Chief Accounting Officer & Controller Progress Energy, Inc.

Enclosures
cc:     Mr.Robert B. McGehee
          Mr. Peter M. Scott III
          John R. McArthur, Esq.
          Frank A. Schiller, Esq.
          Timothy S. Goettel, Esq.